SUB-ITEM 77H(a): Changes in control of registrant

Whitehall Asset Management, Inc. (the "Adviser") (or an affiliate) has acted as the investment adviser with respect to the assets of the Trust since November 18, 1994. On October 28, 2002, the parent company of the Adviser, The Industrial Bank of Japan Trust Company entered into an agreement to sell the Adviser to Atlantic Trust Group, Inc., a wholly-owned subsidiary of AMVESCAP PLC (the "Acquisition"). Upon completion of the Acquisition, the current investment advisory agreement will automatically terminate. Shareholders of the Funds are being asked to approve a new investment advisory agreement between the Trust and the Adviser at a Special Meeting of Shareholders to be held on January 29, 2003. The new investment advisory agreement will be effective immediately after the closing of the Acquisition which is expected to occur on or about January 31, 2003. There are no material differences between the provisions of the current investment advisory agreement and the new investment advisory agreement. The new investment advisory agreement will not result in a change in advisory fees paid by the Funds. In addition, under the new investment advisory agreement, arrangements for services and expenses will not change.